Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report
Collection Period Ended   31-Mar-2017

Amounts in USD

Dates

Collection Period No.	7			
Collection Period (from... to)	1-Mar-2017	31-Mar-2017		
Determination Date	13-Apr-2017			
Record Date	14-Apr-2017			
Distribution Date	17-Apr-2017			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2017	17-Apr-2017	Actual/360 Days	33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2017	15-Apr-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	484,488,542.10	435,863,146.78	48,625,395.32	97.250791	0.871726
Class A-3 Notes	532,000,000.00	532,000,000.00	532,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	115,970,000.00	115,970,000.00	115,970,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,497,970,000.00**	**1,132,458,542.10**	**1,083,833,146.78**	**48,625,395.32**		
Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62			
Adjusted Pool Balance	1,536,386,784.98	1,170,868,211.72	1,122,242,816.40			
Yield Supplement Overcollateralization Amount	54,889,203.04	40,796,250.03	38,981,520.22			
Pool Balance	**1,591,275,988.02**	**1,211,664,461.75**	**1,161,224,336.62**			

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	448,151.90	0.896304	49,073,547.22	98.147094
Class A-3 Notes	1.260000%	558,600.00	1.050000	558,600.00	1.050000
Class A-4 Notes	1.460000%	141,096.83	1.216667	141,096.83	1.216667
Total		**$1,147,848.73**		**$49,773,244.05**	

Amounts in USD

Available Funds

Principal Collections	49,627,625.15
Interest Collections	2,973,910.14
Net Liquidation Proceeds	165,975.53
Recoveries	332,314.29
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	14,177.84
Available Collections	**53,114,002.95**
Reserve Fund Draw Amount	0.00
Available Funds	**53,114,002.95**

Distributions

(1) Total Servicing Fee	1,009,720.38
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	1,147,848.73
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	48,625,395.32
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,331,038.52
Total Distribution	**53,114,002.95**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,009,720.38	1,009,720.38	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,147,848.73	1,147,848.73	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	448,151.90	448,151.90	0.00
thereof on Class A-3 Notes	558,600.00	558,600.00	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,147,848.73	1,147,848.73	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	48,625,395.32	48,625,395.32	0.00
Aggregate Principal Distributable Amount	48,625,395.32	48,625,395.32	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,044.00
minus Net Investment Earnings	1,044.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,044.00
Net Investment Earnings on the Collection Account	13,133.84
Investment Earnings for the Collection Period	14,177.84

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	1,211,664,461.75	51,862
Principal Collections	32,478,808.41	
Principal Collections attributable to Full Pay-offs	17,148,816.74	
Principal Purchase Amounts	0.00	
Principal Gross Losses	812,499.98	
Pool Balance end of Collection Period	1,161,224,336.62	50,687
Pool Factor	72.97%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.11%
Weighted Average Number of Remaining Payments	50.38	43.98
Weighted Average Seasoning (months)	15.40	22.59

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,156,698,977.60	50,561	99.61%
31-60 Days Delinquent	3,410,703.81	96	0.29%
61-90 Days Delinquent	910,450.70	23	0.08%
91-120 Days Delinquent	204,204.51	7	0.02%
Total	1,161,224,336.62	50,687	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.096%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	812,499.98	30	5,264,454.34	171
Principal Net Liquidation Proceeds	165,688.13		1,092,979.82	
Principal Recoveries	329,446.95		1,322,757.70	
Principal Net Loss / (Gain)	317,364.90		2,848,716.82	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.321%
Prior Collection Period	0.556 %
Second Prior Collection Period	0.400 %
Third Prior Collection Period	0.397 %
Four Month Average	0.419%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.179%
Average Net Loss / (Gain)	16,659.16

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.